UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F
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OMB Number: 3235-0621 Expires: October 31, 2013 Estimated average burden hours per response . . 30.00

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-50422
AMADOR GOLD CORP.

(Exact name of registrant as specified in its charter)

#711-675 West Hastings Street, Vancouver, B.C.  V6C 1N2  Telephone:  (604) 685-2222; Common Shares

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d)
(for equity securities)	(for successor registrants)
Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. The Issuer is a voluntary filer in the United States and has never filed reports under section 13(a) or section 15(d) of the Exchange Act.
B. The Issuer received acceptance of its most recent Form 20F on May 3, 2011 and we are immediately filing this form to de-register.  However, again, the Issuer notes that it does not file under Exchange Act section 13(a) or section 15(d).

Item 2. Recent United States Market Activity

The Issuer has not issued securities in a registered offering in the United States under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading Market

Amador Gold Corp. is listed only on the TSX Venture Exchange.  It was initially listed on April 29, 1987.  In the 12 months ending April 30, 2010, 97.9% of the Issuer’s shares were traded on the TSX-Venture Exchange and 1.8% were traded in the United States.

Item 4. Comparative Trading Volume Data

A.	The recent 12-month period for which trading volume data is provided is May 1, 2010 to April 30, 2011.
B.	The average daily trading volume of the Issuer’s common securities in Canada was 52,192; and in the US was 955 common shares.
C.	The average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis is 2.1%

D.	The Issuer has not delisted its common shares.
E.	The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities.
F.	The sources of the trading volume information used for determining whether you meet the requirements of Rule 12h-6 are:
Source:	http://ca.finance.yahoo.com/q/hp?s=AGX.V&a=00&b=01&c=2010&d=11&e=31&f=2010&g=d
Source:	http://finance.yahoo.com/q/hp?s=ADRGF.PK&a=00&b=01&c=2010&d=11&e=31&f=2010&g=d

Item 5. Alternative Record Holder Information

As of May 3, 2011, there were 15 United States registered holders of shares of the Issuer.

Item 6. Debt Securities

If relying on Rule 12h-6(c) (17 CFR 240.12h-6(c)): Not applicable

Item 7. Notice Requirement

If filing Form 15F pursuant to Rule 12h-6(a), (c) or (d):
The Form 15F is being filed on EDGAR on May 4, 2011.  It will also be filed in Canada on SEDAR.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will also file this disclosure on SEDAR at www.sedar.com

PART III

Item 10. Exhibits

List the exhibits attached to this Form – Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Amador Gold Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Amador Gold Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ Alan Campbell, Chief Financial Officer